OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

IRONSTONE GROUP, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

463228-20-5

(Cusip Number)

The Hambrecht 1980 Revocable Trust c/o William R. Hambrecht
539 Bryant Street, Suite 100, San Francisco, CA 94107
(415) 551-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 463228-20-5			Page 2 of 5

1.	Name of Reporting Person: The Hambrecht 1980 Revocable Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 381,254

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 381,254

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 381,254

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 51.37%

14.	Type of Reporting Person (See Instructions): OO (Trust)

2

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock of Ironstone Group, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 539 Bryant Street, Suite 100, San Francisco, CA 94107.

ITEM 2.	IDENTITY AND BACKGROUND.

	(a), (b) and (c)	This Schedule 13D is filed on behalf of The Hambrecht 1980 Revocable Trust (the “Trust” or the “Reporting Person”).

The Hambrecht 1980 Revocable Trust is a California revocable trust. The trustee of the Trust is William R. Hambrecht, whose occupation is investing in public and private companies. The address of the Trust is 2500 Steiner Street, San Francisco, California 94115. The Reporting Person is regularly engaged in the business of investing in publicly held and private companies.

	(d)	To the best knowledge of the Reporting Person, during the past five years, none of the entities or individuals identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	To the best knowledge of the Reporting Person, during the past five years, none of the entities or individuals identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used to purchase the Common Stock described herein was funds of the Trust. The last acquisition of Common Stock by the Trust occurred prior to April 6, 1998.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Person originally purchased the securities of the Issuer to obtain or to increase its equity interests in the Issuer. This report is being filed as a result of the repurchase of securities by the Issuer which has the impact of increasing the percentage ownership of the Reporting Person in the Issuer. Depending upon market conditions and other factors, the Reporting Person may acquire or dispose of additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise.

3

In connection with its investments, the Reporting Person analyzes the operations, capital structure and markets of the companies in which it invests, including the Issuer. As a result of these analytical activities, Reporting Person may suggest or take a position with respect to potential changes in the strategic direction, operations, management or capital structure of such companies as a means of enhancing shareholder value. Such communications may take place with Issuer’s management, members of the Board of Directors, other shareholders, security analysts or others.

Although the Reporting Person reserves the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time it has no plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter- dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (a) through (i) above.

4

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

	(a) and (b)	According to information furnished to the Reporting Person by the Issuer, there were 742,108 shares of Common Stock issued and outstanding as of September 17, 2003 following the repurchase of securities referenced in Item 4 above. Based on such information, the Reporting Person reports the following direct and derivative holdings in the Common Stock:

		COMMON
	COMMON STOCK OWNED	STOCK FROM DERIVATIVE
NAME	DIRECTLY	SECURITIES	TOTAL

The Hambrecht 1980 Revocable Trust	381,254	0	381,254*

* Represents 51.37% of the Common Stock outstanding as of September 17, 2003 (computed in accordance with Rule 13d-3(d) (1) (i) under the Securities Exchange Act of 1934, as amended). The Reporting Person has sole voting and dispositive power over all shares reported.

(c)	The reporting Person did not effect any transactions other than those set forth in Items 3 and 4.

(d)	William R. Hambrecht is trustee of the Trust and is a beneficial owner as defined in Rule 13d-3.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following material is filed as an Exhibit to this Schedule 13D:

None.

5